UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results

For the First Quarter of Fiscal Year 2015

BEIJING, China, June 12, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the first quarter of fiscal year 2015, ended March 31, 2015.

First Quarter 2015 Highlights (1)

•                      The Company generated substantially all of its revenues from online advertising, primarily through an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), a third party, pursuant to which Huzhong acted as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources.

•                      Total revenues were US$2.35 million (RMB14.56 million) in the first quarter of 2015, as compared to total revenues of US$3.47 million in the fourth quarter of 2014 and US$2.81 million in the first quarter of 2014.

•                      Net loss was US$0.83 million (RMB5.14 million), as compared to a net loss of US$0.04 million in the fourth quarter of 2014 and US$4.41 million in the first quarter of 2014.

•                      Basic and diluted loss per ADS was US$0.02 (RMB0.11) in the first quarter of 2015, as compared to US$0.00 in the fourth quarter of 2014 and US$0.09 in the first quarter of 2014.

•                      Cash and cash equivalents were US$7.38 million (RMB45.73 million) as of March 31, 2015.

•                      Net cash used in operating activities was US$1.92 million (RMB11.90 million) in the first quarter of 2015, as compared to net cash provided by operating activities of US$1.60 million in the fourth quarter of 2014 and net cash provided by operating activities of US$2.50 million in the first quarter of 2014.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.1990, representing the noon buying rate as of March 31, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on March 31, 2015, or at any other rate.

“It’s my pleasure to announce Ku6’s earnings release for the first quarter of 2015”, Mr. Feng Gao, Chief Executive Officer of Ku6 Media, commented. “In the first quarter of 2015, Ku6 Media continued to generate revenues from its advertising business and achieved a gross profit for the second consecutive quarter. We intend to improve revenues from advertising and other available businesses in 2015 to meet operating costs, and we keep looking for new revenue sources for future development.”

First Quarter 2015 Financial Results

Total revenues were US$2.35 million (RMB14.56 million) in the first quarter of 2015, representing a decrease of 32.2% from US$3.47 million in the fourth quarter of 2014 and a decrease of 16.3% from US$2.81 million in the first quarter of 2014. The decrease in revenues as compared to the fourth quarter of 2014 was primarily due to the inclusion of guaranteed revenues of US$0.91 million from Shanghai Qinhe Internet Technology Software Development Co., Ltd., (“Qinhe”), which is controlled by our previous significant shareholder Mr. Xudong Xu, in the fourth quarter of 2014, and there was no such guaranteed revenue in the first quarter of 2015.

Cost of revenues was US$2.05 million (RMB12.71 million) in the first quarter of 2015, representing a decrease of 14.2% from US$2.39 million in the fourth quarter of 2014 and a decrease of 48.0% from US$3.94 million in the first quarter of 2014. The decrease in cost of revenues as compared to the first quarter of 2014 was primarily due to (a) a decrease in bandwidth costs by US$0.68 million as we optimized bandwidth efficiency in 2014; (b) content costs of US$0.62 million incurred in the first quarter of 2014, there being no such costs in the first quarter of 2015; and (c) a decrease of staff costs by US$0.34 million as a result of headcount reductions earlier in 2014. The decrease in cost of revenues as compared to the fourth quarter of 2014 reflected lower depreciation expense as a result of fully depreciated fixed assets, as well as continued cost reduction measures related to payroll and optimization of bandwidth costs.

Gross profit was US$0.30 million (RMB1.85 million) in the first quarter of 2015, as compared to gross profit of US$1.08 million in the fourth quarter of 2014 and gross loss of US$1.14 million in the first quarter of 2014.

Operating expenses were US$1.13 million (RMB6.99 million) in the first quarter of 2015, as compared to US$1.20 million in the fourth quarter of 2014, representing a decrease of 6.3%. Operating expenses reflected a decrease of 68.5% from US$3.59 million in the first quarter of 2014. The decrease in operating expenses as compared to the first quarter of 2014 was mainly attributable to (a) a significant decrease of staff costs by US$1.54 million as a result of headcount reduction plan implemented earlier in 2014; (b) a decrease in marketing and promotion expenses of US$0.24 million; and (c) a decrease in litigation settlement expenses of US$0.14 million.

Operating loss was US$0.83 million (RMB5.14 million) in the first quarter of 2015, as compared to operating loss of US$0.12 million in the fourth quarter of 2014 and US$4.72 million in the first quarter of 2014.

Net loss was US$0.83 million (RMB5.14 million) in the first quarter of 2015, as compared to US$0.04 million in the fourth quarter of 2013 and US$4.41 million in the first quarter of 2014.

Net loss per basic and diluted ADS was US$0.02 (RMB0.11) in the first quarter of 2015, as compared to US$0.00 in the fourth quarter of 2014 and US$0.09 in the first quarter of 2014. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.6 million in the first quarter of 2015, 47.6 million in the fourth quarter of 2014 and 47.3 million in the first quarter of 2014.

As of March 31, 2015, the Company had US$7.38 million (RMB45.73 million) in cash and cash equivalents, compared to US$4.38 million as of December 31, 2014. The increase was primarily attributable to a loan of US$4.84 million extended from Mr. Xudong Xu, our previous significant shareholder. The US$4.84 million loan has been assumed by Shanda Computer (Shanghai) Co., Ltd (“Shanda Computer”) on May 12, 2015.

Liquidity and Going Concern

Substantial doubt exists as to the Company’s ability to continue as a going concern, primarily due to (a) uncertainties associated with the amount of and growth in revenues from (i) an advertising agency agreement with Huzhong, the Company’s new third party advertising agency since late August 2014, (ii) revenue sharing with Qinhe, a company controlled by our previous significant shareholder Xudong Xu (the arrangements, described in the Company’s Form 20-F for the year ended December 31, 2014, have no certainty of being continued following the Share Re-Acquisition Transaction described below), and (iii) the amount of and growth in revenues from other sources; and; (b) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company.

The unaudited consolidated financial statements included in this news release do not include any adjustments that might result from the outcome of these uncertainties and were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Share Re-Acquisition Transaction between Shanda and Mr. Xudong Xu

On May 11, 2015, the Company’s largest shareholder, Mr. Xudong Xu, signed and consummated a share purchase agreement with Shanda Media Group Limited (“Shanda Media”), a wholly owned subsidiary of Shanda Interactive Entertainment Limited, to sell 1,938,360,784 ordinary shares of the Company (amounting to approximately 40.7% of the Company’s issued and outstanding share capital) to Shanda Media (the “Share Re-Acquisition Transaction”). In exchange for the shares re-acquired by Shanda Media from Mr. Xu, Shanda Media released Mr. Xu from a promissory note originally entered into on April 3, 2014 pursuant to which Mr. Xu had agreed to pay Shanda Media US$47,350,831.05 in exchange for the original acquisition of the shares; For further information on the original Share Purchase Transaction in which Mr. Xu had acquired the shares, please refer to the Company’s press release dated April 1, 2014. Subsequent to the consummation of the Share Re-Acquisition Transaction, Shanda Media held approximately 70.0% of the Company’s shares and became the controlling shareholder of the Company.

Shareholder loan

On February 2, 2015, the Company entered into a loan agreement with Mr. Xudong Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million (US$4.84 million) to the Company within 20 business days from the date thereof. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. The Company received RMB30.0 million from Mr. Xu on March 4, 2015 and the Company recorded the shareholder’s loan as a related party loan at March 31, 2015.

After the closing of the Share Re-Acquisition Transaction as described in the previous paragraph, Mr. Xudong Xu transferred all of the rights and obligations relating to the shareholder’s loan to Shanda Computer on May 12, 2015 in exchange for a payment of RMB 30.3 million, making Shanda Computer the counterparty to the related party loan. The term of and rate associated with the loan were not changed.

Advertising Agency Agreement with Huzhong

On August 29, 2014, the Company entered into an advertising agency agreement with Huzhong, pursuant to which Huzhong has agreed to act as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources. According to the agreement, the Company has agreed to guarantee a certain amount of web traffic per day for its webpage on which Huzhong posts advertisements. In return, Huzhong guarantees to the Company a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with Shengyue (the Company’s previous advertising agent for a number of years) terminated on August 28, 2014. If the Company fails to meet the web traffic target, the minimum amount guaranteed by Huzhong will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Company prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

The revenue from Huzhong decreased from US$2.52 million in the fourth quarter to US$2.24 million in the first quarter of 2015, as there were more public holidays in the first quarter of a year which has negative impact on advertising revenues.

Revenue Sharing Cooperation with Qinhe

During the second quarter of 2014, the Company entered into two revenue sharing agreements with related party Qinhe, a company controlled by Mr. Xu. The agreements stipulate that the Company will assist Qinhe by providing online game and interactive entertainment marketing services. In exchange, the Company will receive a portion of profit that is generated by Qinhe from Ku6’s video viewers who join Qinhe’s games or video-shows after linking to them through advertisements on the Company’s websites. Profits are calculated as revenues from the content provided by Qinhe, net of certain operating costs.

A supplemental agreement was signed in the third quarter of 2014, pursuant to which Qinhe agreed to pay additional guaranteed revenue amounts, stated in monthly terms, from July 2014 to December 2014. The guaranteed amounts and related terms, which were intended to compensate Ku6 for its resource costs in operating the relevant infrastructure, did not result in any changes to the sharing terms in the original agreements. Pursuant to the supplemental contract, the Company did receive guaranteed amounts relating to 2014 operations in full from Qinhe in year of 2014.

As the supplemental agreement related to interactive entertainment marketing services expired on December 31, 2014, the Company no longer received any guaranteed revenues from Qinhe since the beginning of 2015. Subsequent to the Share Re-acquisition Transaction between Shanda and Mr. Xudong Xu, the revenue sharing with Qinhe has continued under the original revenue sharing agreement, which is still ongoing. However, there are still some uncertainties that the original revenue sharing agreement cannot be continued following the change of share ownership and Mr. Xu’s control of Qinhe.

Change of Board Members

The Company announced the resignation of Mr. Haifa Zhu as director of the board and all board committee positions which he held. Mr. Mingfeng Chen was appointed as director of the board and member of the compensation and leadership development committee and the corporate development and finance committee, effective as of June 12, 2015.

Mr. Mingfeng Chen has served on our board of directors since June 2015. He also has served as a partner of Shanda Capital since 2014. Prior to that, Mr. Chen served as the vice president of Cloudary Corporation from 2010 to 2014 and as an associate director in the legal department of Shanda Interactive from 2003 to 2010. Prior to joining Shanda Interactive, Mr. Chen worked in the legal department of Lifan Industry (Group) for approximately two years. Mr. Chen holds a bachelor’s degree in law from Southwest University of Political Science & Law.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User -Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the ability of the Company to consistently derive revenues from its renewed agreement with Huzhong; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Nan Guan

Acting Investor Relations Manager
Telephone +86 10 5758 6841
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2014	March 31, 2015	March 31, 2015
	US$	US$ (Unaudited)	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,380	7,376	45,727
Accounts receivable, net	114	309	1,916
Accounts receivable due from related parties	1	1	6
Prepaid expenses and other current assets	490	391	2,424
Other receivables due from related parties	3	3	18
Total current assets	4,988	8,080	50,091
Non-current assets:
Property and equipment, net	294	198	1,226
Deposits and other non-current assets	348	348	2,159
TOTAL ASSETS	5,630	8,626	53,476

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	3,076	2,928	18,152
Accounts payable due to related parties	710	609	3,773
Accrued expenses and other current liabilities	5,980	5,150	31,929
Related party loan payable	—	4,839	30,000
Total liabilities	9,766	13,526	83,854

Shareholders’ deficit:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 shares issued and outstanding as of December 31, 2014 and March 31, 2015)	238	238	1,476
Additional paid-in capital	184,538	184,615	1,144,426
Accumulated deficit	(187,096)	(187,925)	(1,164,949)
Accumulated other comprehensive loss	(1,816)	(1,828)	(11,331)
Total shareholders’ deficit	(4,136)	(4,900)	(30,378)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	5,630	8,626	53,476

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except for	For the Three Months Ended
number of shares and ADS and per share and per ADS data)	March 31, 2014		December 31, 2014		March 31, 2015		March 31, 2015
	US$		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Third parties	102		2,519		2,348		14,556
Related parties	2,704		946		—		—
Total revenues	2,806		3,465		2,348		14,556

Cost of revenues:
Third parties	3,712		2,147		1,836		11,378
Related parties	229		239		214		1,329
Total cost of revenues	3,941		2,386		2,050		12,707

Gross (loss)/profit	(1,135)		1,079		298		1,849

Operating expenses:
Product development	880		8		—		—
Sales and marketing	454		175		192		1,190
General and administrative	2,251		1,020		935		5,801
Total operating expenses	3,585		1,203		1,127		6,991

Operating loss	(4,720)		(124)		(829)		(5,142)

Interest income	5		12		14		89
Other income	302		73		12		72
Related party interest expense	—		—		(26)		(161)
Loss before income tax expense	(4,413)		(39)		(829)		(5,142)

Income tax expense (benefit)	—		—		—		—

Net loss	(4,413)		(39)		(829)		(5,142)

Loss per share - basic and diluted
Net loss	US$	(0.00)	US$	(0.00)	US$	(0.00)	RMB	(0.00)

Loss per ADS - basic and diluted
Net loss	US$	(0.09)	US$	(0.00)	US$	(0.02)	RMB	(0.11)

Weighted average shares used in per share calculation - basic and diluted	4,730,648,360		4,763,360,860		4,763,360,860		4,763,360,860
Weighted average ADSs used in per ADS calculation - basic and diluted	47,306,484		47,633,609		47,633,609		47,633,609

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended
(Amounts in thousands)	March 31, 2014	December 31, 2014	March 31, 2015	March 31, 2015
	US$	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(4,413)	(39)	(829)	(5,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expenses	240	144	76	473
Depreciation and amortization	305	199	112	692
Gain on derecognition of aged operating liabilities	(92)	—	(14)	(86)
Exchange losses (gains)	54	84	(29)	(206)
Gain on disposal of property and equipment	—	—	(71)	(437)
Changes in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	27	20	(195)	(1,210)
Prepaid expenses and other current assets	20	32	99	614
Amount due from related parties	4,947	816	—	—
Accounts payable	559	(10)	(143)	(884)
Accrued expenses and other current liabilities	714	123	(821)	(5,087)
Amount due to related parties	140	231	(101)	(628)
Net cash provided by (used in) operating activities	2,501	1,600	(1,916)	(11,901)

Cash flows from investing activities:
Purchases of property and equipment	(192)	—	—	—
Proceeds from disposal of property and equipment	—	—	71	437
Repayment of loans to related parties under control of Shanda	484	—	—	—
Net cash provided by investing activities	292	—	71	437

Cash flows from financing activities:
Loan from related party	—	—	4,839	30,000
Net cash provided by financing activities	—	—	4,839	30,000

Effect of exchange rate changes on cash and cash equivalents	(16)	7	2	11
Net increase in cash and cash equivalents	2,777	1,607	2,996	18,547
Cash and cash equivalents, beginning of period	1,671	2,773	4,380	27,180
Cash and cash equivalents, end of period	4,448	4,380	7,376	45,727

Adjusted EBITDA Loss

	For the Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2014	2014	2015	2015
	US$	US$	US$	RMB
Net loss	(4,413)	(39)	(829)	(5,142)
Add back (deduct):
Interest income	(5)	(12)	(14)	(89)
Depreciation and amortization	305	199	112	692
EBITDA loss	(4,113)	148	(731)	(4,539)

Adjustments:
Share-based compensation	240	144	76	473
Other income	(302)	(73)	(83)	(509)
Adjusted EBITDA loss	(4,175)	219	(738)	(4,575)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Jason Ma
Name:	Jason Ma
Title:	Acting Chief Financial Officer

Date: June 12, 2015